Filed by UPM-Kymmene Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                                   of the Securities Act of 1934

                             Subject Company: Champion International Corporation
                                                  Commission File No.: 001-03053


                        [UPM-Kymmene Letter to Employees]

On behalf of Mr Haussila

Sini Paloheimo
UPM-Kymmene Corporation
Corporate Communications

Dear employee,

UPM-Kymmene and Champion have entered into a merger agreement to create Champion International, a global leader in forest products. The merger has further to be approved by the respective companies' shareholders meetings which are planned to be held in the month of May. By combining two world-class organization we are creating an outstanding platform to build and benefit from UPM-Kymmene's and Champion's leadership position in forest products worldwide. UPM-Kymmene is a leader in forest industry in Europe, and Champion has leadership positions in the United States, Brazil and Canada.

We will now create something new and unique. There is more than 50,000 of us, with different nationalities and backgrounds. Together we will create not only a bigger but a better and stronger company.

For UPM-Kymmene this is a logical step and in line with our strategies defined four years ago to further expand in North America. For Champion employees this means a more global working environment with new opportunities.

In Champion International we will build on the principle of best practices in the new organization. To manage this new, big company is an enormous challenge for our management's skills in leadership and communication.

Champion International aims to be the preferred employer. Common targets for the group and its employees are achieved through equal opportunity and open communications encouraging initiative and personal development. We will treat our employees fairly and equitably throughout the world recognizing regional differences, cultures and global opportunities.

Trust will be the cornerstone of our new working practices. We know that all our employees want to do their best. The company's duty is to build up a working spirit where everyone enjoys his or her work and wants to develop together with our company.

Together we can make our objectives to be the preferred choice for our customers and build up a success story of a premier, truly global forest products company. It means hard work, over and over again but that's what we are used to. Let's do it!


Juha Niemela                       Richard E. Olson
President and CEO                  Chairman and CEO
UPM-Kymmene                        Champion International




UPM-Kymmene
Corporate Communications
February 18, 2000


These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those
expressed  in  the   forward-looking   statements.   Many  of  these  risks  and
uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.